UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	0-50063

CUSIP NUMBERS:	Common: 607495-10-8
Class B: 607495-20-7

(Check one):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ X] Form 10-Q	[ ]Form N-SAR	[ ] Form N-CSR

                        For Period Ended:   October 2, 2004
                        [ ] Transition Report on Form 10-K
                        [ ] Transition Report on Form 20-F
                        [ ] Transition Report on Form 11-K
                        [ ] Transition Report on Form 10-Q
                        [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________________________________________________________________________________

PART I - REGISTRANT INFORMATION
MOD-PAC CORP.
Full Name of Registrant

Former Name if Applicable

1801 Elmwood Avenue
Address of Principal Executive Office (Street and Number)

Buffalo, New York 14207
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate): [X]
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of a review of compliance with closing procedures the Company's senior management determined that routine account reconciliations had not been performed in an accurate and timely manner during 2003 and 2004. Management has undertaken an intensive program to complete and/or reperform such account reconciliations, which should be concluded within a matter of days.

Management has determined that it is remote that the impact of any adjustments to net income reported in previously issued financial statements that may be necessary upon completion of the account reconciliations will exceed $350,000, after applicable income taxes. Management has further determined that, if adjustments are required to net income, such adjustments would relate to 2003.

Management believes that it would be inappropriate for us to file the Company's Form 10-Q without completing the account reconciliation process and more precisely determining the amount and nature of any adjustments that may be required to the Company's financial statements previously filed or required in its third quarter Form 10-Q.

We anticipate completing the account reconciliation process and filing a Form-10-Q Quarterly Report for the quarter ended October 2, 2004 on or before the fifth calendar day following the prescribed due date of our Form 10-Q Quarterly Report for the quarter ended October 2, 2004.

PART IV - OTHER INFORMATION

        (1)   Name and telephone number of person to contact in regard to this notification:

C. Anthony Rider	(716)	566-9217
(Name)	(Area Code)	(Telephone Number)

        (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [ X ]  Yes  [   ] No

        (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

          [X ]  Yes  [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

See Part III above.

MOD-PAC CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date:	November 17, 2004	By: /s/ C. Anthony Rider
Name: C. Anthony Rider
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).